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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR - 2 2007
WASH, D.C.
186
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31/06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Collins Stewart, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Wall Street, 26th Floor
(No. and Street)

New York,	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Borrelli **(212) 402-6028**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02).

AFFIRMATION

I, Alan Borrelli, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Collins Stewart, Inc., as of and for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company, nor any partner, principal, officer, or director, has any proprietary interest in any account classified solely as that of a customer.



Signature 3/30/07
Date

Alan Borrelli Chief Financial Officer
Name Title

Subscribed and sworn to before me
on this 30th day of March, 2007.



Notary Public

MICHELLE SIMMONS BROWN
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01SI6151154
My Commission Expires 08-14-2010

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com


SEC MAIL PROCESSING
RECEIVED
APR - 2 2007
WASH, D.C.
186
SECTION

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholder of
Collins Stewart Inc.:

We have audited the accompanying statement of financial condition of Collins Stewart Inc., (the "Company") as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Collins Stewart Inc. at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 30, 2007

COLLINS STEWART, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 10,816,000
RECEIVABLES FROM BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS	7,944,100
TRADING POSITIONS—LONG	701,200
PREPAID EXPENSES	106,600
INCOME TAXES RECEIVABLE	124,100
FIXED ASSETS (NET OF ACCUMULATED DEPRECIATION OF $1,365,400)	375,000
GOODWILL	2,212,900
OTHER ASSETS	192,800
TOTAL	$ 22,472,700

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to brokers, dealers, financial institutions and clearing organizations	$ 3,686,400
Trading positions—short	1,354,500
Accrued personnel costs	4,343,700
Accounts payable and accrued liabilities	785,100
Due to affiliates	497,100
Income taxes payable	87,500
Deferred tax liability	8,300
Total liabilities	10,762,600
SUBORDINATED DEBT	700,000
STOCKHOLDER'S EQUITY:	
Common stock, $1.00 par value; 1,000 shares authorized, 100 shares issued and outstanding	100
Paid-in capital	5,729,700
Retained earnings	5,280,300
Stockholder's equity	11,010,100
TOTAL	$ 22,472,700

See notes to the statement of financial condition.

COLLINS STEWART, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION AND NATURE OF BUSINESS

Collins Stewart, Inc. (the "Company") is a wholly-owned subsidiary of Collins Stewart Europe Limited ("CSEL"), formerly known as Collins Stewart Limited, which is a wholly-owned subsidiary of Collins Stewart plc ("CS plc"). On December 19, 2006 ownership of the Company passed from Tullett Prebon Holdings Corporation ("TPHC") to CSEL as part of the global demerger of the Collins Stewart Tullett group of companies into Collins Stewart, its brokerage division and Tullett Prebon, its inter-dealer division (See Note 15 for further discussion of the demerger).

The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc ("NASD"). The Company, incorporated on April 6, 1998 under the laws of the State of Delaware, conducts business from its office in New York City. The Company obtained approval of its NASD membership application and began operations in September 1999.

The Company is engaged in brokerage activities acting as an agent for U.S. institutional customers in the purchase and sale of domestic and foreign equity securities and American Depository Receipts ("ADRs") as well as on a name-give-up basis for equity options, futures and various other derivative instruments. All institutional customer equity business is cleared through a clearing broker, on a fully disclosed basis and accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. All domestic equity securities, ADRs and most foreign equity transactions are cleared through either Spear, Leeds & Kellogg or National Financial Services. Certain foreign equity transactions are cleared in London by CSEL on a delivery versus payment agency basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes regarding goodwill, fixed assets, tax and other matters. Actual results could differ from those estimates.

Cash and Cash Equivalents—As at December 31, 2006, cash and cash equivalents are comprised principally of cash and money market instruments at one major U.S. financial institution.

Fixed Assets—Fixed assets are reported at cost, net of accumulated depreciation. Depreciation is provided for on all classes of assets on a straight-line basis over the estimated useful life of the assets. Computer and communications equipment and furniture, fixtures, fittings and other equipment are depreciated over four years. Leasehold improvements are depreciated over the life of the lease.

Securities Transactions—Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement dates are

recorded net on the statement of financial condition and are included in receivables from and payables to brokers, dealers, financial institutions and clearing organizations.

Income Taxes—The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". The Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the statement of financial condition using the provisions of the enacted tax laws. In this regard, deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carryforwards, if in the opinion of management, it is more likely than not that the deferred tax assets will be realized. SFAS 109 requires companies to set up a valuation allowance for that component of net deferred tax assets which does not meet the "more likely than not" criterion for realization. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years.

Historically the Company was included in the consolidated U.S. Federal and combined state and local income tax returns of TPHC. As of December 19, 2006 the Company was part of a global demerger and is now under the ownership of CSEL (See Note 15). The Company will file U.S. Federal stand alone and New York State and City stand alone returns to meet its jurisdictional income tax filing requirements for the short period from December 19, 2006 – December 31, 2006 and on a going forward basis.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 on the statement of financial condition.

Goodwill—This represents the excess of amounts paid for acquiring businesses over the fair value of the net assets acquired. The Company accounts for goodwill following the provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. The statement eliminates the requirement to amortize goodwill and requires that goodwill and separately identified intangible assets with indefinite lives be evaluated for impairment on an annual basis (or more frequently if impairment indicators arise) on a fair value basis. Impairment is the condition that exists when the carrying amount of a long-lived asset exceeds its fair value.

As part of the demerger (see Note 15) a goodwill balance of $2,212,900 was transferred from Tullett Liberty Securities LLC ("TLS") to the Company. Such goodwill originally arose as a result of TLS's acquisition of certain assets and liabilities of Burlington Capital Markets in January 2005.

In December 2006, the Company tested goodwill for impairment using a discounted cash flows model, a widely accepted industry valuation technique, to estimate the fair value of its SFAS No. 142 reporting unit. Based on the criteria of SFAS 142, the Company concluded that there was no impairment of goodwill, for the year ended December 31, 2006.

Accrued Personnel Costs—Accrued personnel costs principally represent unpaid bonuses as of December 31, 2006.

New Accounting Developments—In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company on January 1, 2008. The Company is evaluating the impact of adopting SFAS No. 157.

3. STOCK-BASED COMPENSATION

At December 31, 2006, the Company participated in a number of share incentive plans for granting of non-transferable options to certain employees and executives, sponsored by CS plc.

Options granted under the plans normally vest on the first day on which they become exercisable, which is typically three years after grant date. The maximum life of an option is 10 years. These options are normally settled in equity once exercised and are settled either with new shares issued or shares purchased in the market.

Following the demerger, described in Note 15, and pursuant to the exchange of existing options over Collins Stewart Tullett plc ("CST plc") shares for options over shares in CS plc, CS plc agreed to waive all performance conditions. The number of options issued over CS plc shares was based on the average relative price of the CS plc share price to that of CST plc and Tullett Prebon plc ("TP plc") for the three days before and after demerger respectively.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

	Receivable	Payable
Commisions	$ 904,400	$ -
Clearing organizations	6,868,500	398,600
Other amounts	171,200	3,287,800
	$ 7,944,100	$ 3,686,400

5. FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments", requires the disclosure of the fair value of financial instruments including assets and liabilities recognized and not recognized in the statement of financial condition.

Management estimates that the fair values of financial instruments recognized in the statement of financial condition approximates their carrying value, as such financial instruments are either reported at fair value or are short term in nature, bear interest at current market rates or are subject to frequent repricing.

The statement of financial condition generally reflects purchases and sales of financial instruments on a trade-date basis. "Trading Positions - Long" and "Trading Positions - Short" used in the Company's trading activities are carried at fair value in the statement of financial condition. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction

between willing parties, other than in a forced or liquidation sale. The Company determines fair value using quoted market prices.

As of December 31, 2006, financial instruments are comprised of the following:

	Assets	Liabilities
Equity securities	$ 701,200	$ 1,354,500

6. FIXED ASSETS

Fixed assets are comprised of the following:

Computer and communications equipment	$ 1,247,400
Furniture, fixtures and other equipment	417,500
Leasehold improvements	75,500
	1,740,400
Less accumulated depreciation and amortization	1,365,400
	$ 375,000

There were no fixed asset additions or disposals during the year. As a function of the demerger (Note 15), assets with a cost of $930,000 were transferred to the Company from TPHC. The assets that transferred into the Company had an accumulated depreciation balance of $549,800 with a corresponding book value of $380,200.

7. INCOME TAXES

At December 31, 2006, the Company had a deferred tax liability of $8,300 arising from temporary differences relating to stock options, deferred compensation and goodwill.

8. SUBORDINATED DEBT

Subordinated debt consists of one floating rate subordinated loan from an affiliate, CSEL, which pays interest quarterly.

Subordinated Notes	Maturity Date	Interest Rate	Amount
Floating rate subordinated loan agreement	August 31, 2009	Prime + 3%	$ 700,000

The borrowing under this agreement qualifies as regulatory capital and the agreement includes all statutory restrictions specified by the Uniform Net Capital Rule under the Securities Exchange Act of 1934.

9. REGULATORY REQUIREMENTS

As a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the

maintenance of minimum net capital equal to the greater of $100,000 or 6- 2/3% of aggregate indebtedness. At December 31, 2006, the Company had net capital of $8,252,100, which was $7,625,400, in excess of the required minimum net capital of $626,700. The ratio of aggregate indebtedness to net capital was 1.14 to 1. The Company is exempt from the provisions of SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) since the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

10. EMPLOYEE BENEFIT PLANS

The Company maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

11. COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commitment for office space on June 30, 2001, which expires on November 29, 2010. On March 17, 2004, the Company entered into an additional lease commitment for office space, which expires on November 30, 2010. In connection with the office space lease expiring November 29, 2010, the Company has a security deposit of $212,900, in the form of a Letter of Credit from JPMorgan Chase Bank. These lease commitments contain certain escalation clauses.

As a result of the demerger of CSI from the Tullett Prebon group the Company was assigned leases for offices based at 40 Wall Street, New York; Pittsfield, Vermont and Boston, Massachusetts. The 40 Wall Street lease expires on July 31, 2014, the Pittsfield lease expires on July 31, 2010 and the Boston lease expires on May, 31 2007.

At December 31, 2006, the future minimum base rental payments under these leases are as follows:

Year Ending December 31	
2007	$ 1,045,400
2008	1,035,100
2009	1,074,100
2010	1,074,400
2011	657,400
Thereafter	1,698,300
	$ 6,584,700

Litigation—In the normal course of business, the Company may be subject to litigation. As of December 31, 2006, there were no pending legal actions against the Company.

Guarantee—In the normal course of business, the Company may enter into contracts that contain various guarantees and indemnities including contracts where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions brokered by the Company do not settle because of failure to perform by either counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the

right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no estimable amount assignable to its obligations pursuant to this right as any such obligation would be based on the future nonperformance by one or more counterparties. Accordingly, at December 31, 2006, the Company has recorded no liabilities with respect to these obligations.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET AND CREDIT RISK

In the normal course of business, the Company executes securities transactions on behalf of customers through clearing brokers. In connection with these activities, a customer's unsettled trades may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2006, was approximately $290,567,100. Settlement of the Company's open securities transactions did not have a material effect on the Company's financial position. The Company seeks to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships. Credit exposure is monitored on an ongoing basis by an affiliate, who performs clearing and settlement functions for the Company.

13. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000 shares of common stock, $1.00 par value per share, of which 100 shares were issued and outstanding at December 31, 2006.

With the exception of regulatory restrictions (See Note 9), there are no restrictions on the Company's ability to pay dividends.

14. RELATED PARTY TRANSACTIONS

Due to affiliates consists of a payable to Collins Stewart Europe Ltd ("CSEL") for $497,100. This amount consists mainly of commissions on foreign equity securities transactions that are collected directly from the customer and are remitted periodically to the Company. It also consists of management fee charges for dealer services and research, operations, administrative and other services. Interest expenses charged on the subordinated loan referred to in note 8, are also paid to this affiliate.

In addition, receivables from broker dealers include a receivable from a related party, Tullett Prebon Group Holdings plc, for $171,200. This amount consists of net placing commission earned that is due to the Company. Payables to broker dealers also include a payable to a related party, Tullett Liberty Securities LLC ("TLS"), for $2,435,000. This payable represents amounts payable upon the transfer of clearing organization balances to the Company due to the transfer of the equity businesses out of TLS to the Company on December 4, 2006. Payable to broker dealers also includes a payable to a related party, TPHC, for $852,800 for non-interest bearing cash advances, net of allocated general and administrative expenses and income taxes payable pursuant to the informal tax sharing agreement with TPHC (See Note 2).

15. DEMERGER

Collins Stewart Tullett plc ("CST plc"), the former parent company of the Collins Stewart Tullett Prebon group of companies (the "CST Group") and its shares were publicly traded in the United Kingdom. The CST Group was comprised of two divisions: Collins Stewart, its brokerage division, and Tullett Prebon, its inter-dealer broker division. CST plc gained its inter-dealer brokerage division

through the acquisitions of Tullett Liberty in March 2003 and Prebon Yamane on October 13, 2004. In order to provide maximum value to its shareholders, CST plc de-merged the two divisions on December 19, 2006 into two separate companies whose shares are each listed on the London Stock Exchange. As a part of this de-merger, CST plc was renamed as Tullett Prebon plc, and a new company, Collins Stewart plc, was created.

TLS owned and operated the equities brokerage component of its business through the 40 Wall Street based equity business and the White Plains based Global Equities business. In preparation for the de-merger, TLS contributed these businesses to TPHC. TPHC then transferred these businesses to the Company. TPHC then contributed all of the Company's assets and liabilities to TPHC's parent companies in the UK to effectuate the final transfer of the Company to the CS plc group of companies. These transfers were done at historical cost, in accordance with guidance in SFAS No. 141, "Accounting for Business Combinations".

A cash contribution of $2,476,900 was received from TPHC reflecting the value of the net assets received in the demerger. As part of the transaction, $2,212,900 of goodwill was transferred along with $380,200 in fixed assets. Also, additional paid in capital increased $4,986,700 which is comprised of amounts transferred above, less the impact of deferred taxes of $83,300.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

March 30, 2007

Collins Stewart Inc.
40 Wall Street
New York, NY 10005

In planning and performing our audit of the financial statements of Collins Stewart Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated March 30, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following: (1) making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END